Filed Pursuant To Rule 433

Registration No. 333-180974

June 26, 2013

Pensions & Investments

ETFs draw $93 billion in first 5 months of 2013

By: Rick Baert

Posted on pionline.com: June 24, 2013

More than $93 billion in net assets flowed into exchange-traded funds in the first five months of 2013 despite outflows of $23.1 billion from commodity ETFs, according to a report from State Street Global Advisors released Monday.

Overall, the global ETF industry had more than $2.1 trillion in assets under management as of May 31, according to the report. Total AUM was up 10.5% from the end of 2012 and 40% higher than the end of 2011.

Among general ETF categories, equity had $1.551 trillion in AUM as of May 31, up 13.7% from Dec. 31; fixed income, $382 billion, up 7%; commodities, $131 billion, down 33.7%; and alternatives, $11 billion, down 1%.

Most of the net outflows in commodities ETFs came from those investing in gold. In the first five months of the year, gold net outflows totaled $22.5 billion, said David Mazza, vice president and head of ETF strategies, Americas, for SSgA and author of the report. “It was interesting that one particular category had such a significant impact on commodities overall,” he said.

“This underscores my point that the growth of the ETF industry remains robust even in the face of significant outflows from a large category, such as gold,” Mr. Mazza added.

The price of an ounce of gold was down 15.87% since the start of 2013, spurred by medium-term trends in the U.S. dollar and investors’ recalibration of near-term inflation expectations, according to the report.

Broad market equity ETFs had the greatest net inflows for the first five months of the year, with $25.1 billion, while dividend stock ETFs had $12.6 billion in net inflows and beta ETFs, which include low-volatility strategies, had $6.8 billion in net inflows.

Among fixed-income ETFs, corporate debt funds had $9.3 billion in net inflows; broad market, $7.4 billion; and U.S. government, $6.8 billion.

The top 10 ETF managers had more than 84% of total AUM, with the top three firms led by BlackRock at $808 billion, or 38.9% market share. Second was SSgA with $365 billion, or 17.6%; and Vanguard Group was third with $290 billion, or 13.9%.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.